Delisting Determination, The Nasdaq Stock Market, LLC, September 18, 2025, ZyVersa Therapeutics, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of ZyVersa Therapeutics, Inc.
effective at the opening of the trading session on October 16, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).The Company was notified of the Staff determination on May 27, 2025.
On June 3, 2025 the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Listing Rule 5815.
On July 8, 2025, the hearing was held.
On July 11, 2025 the Panel reached a
decision and a Decision letter was issued on July 15 2025.
On July 15, 2025 the Panel reached a decision and decided to suspend the Company from the Exchange.
The Panel denied the Company request for an exception to complete its compliance plan. The Company was initially listed on the Exchange in 2022.
Since that time it had repeatedly failed to maintain compliance with the Exchange Bid Price Rule.
As noted by the Exchange Staff in its pre-hearing submission, on December 5, 2023, the Company implemented a 1-for-35 reverse stock split which resulted in a closing bid price above one dollar for only three consecutive trading days.
Between December 5, 2023, and April 25, 2024, the closing bid price met or exceeded the one dollar bid price requirement for only 8 trading days. On April 26, 2024, the Company implemented a 1-for-10 reverse stock split which enabled the Company to maintain compliance with the Bid Price Rule for just one year, until the Company was cited for the Excessive Reverse Stock Split Rule on May 23, 2025, leading to the current appeal.
While the Company outlined what it believed were positive clinical developments that would aid in maintaining compliance with the Bid Price Rule, the Panel was skeptical that this positive news and funding would be enough to allow for long-term compliance with the Exchange Listing Rules. The
CEO believes the positive developments will support the stock price in the long-term, but the Panel had doubts that the anticipated equity and debt financing would not have a negative impact on share price. Furthermore, the Panel did not believe a RSS is a solution for long-term compliance. The Panel did not believe the Company had articulated a plan that warrants an exception.
The Company common stock was suspended on July 17, 2025. The
Staff determination to delist the Company security became final on August 29, 2025.